Your **Vote** Counts!

POLYMET MINING CORP.

2021 Annual General and Special Meeting
Vote by June 14, 2021
11:59 PM ET



POLYMET MINING CORP.
444 CEDAR STREET
SUITE 2060
ST. PAUL, MN 55101

D53043-P56454

You invested in POLYMET MINING CORP. and it's time to vote!

You have the right to vote on proposals being presented at the Annual General and Special Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 16, 2021.**

Get informed before you vote

View Annual Report and Information Circular/Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 2, 2021. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person or Virtually at the Meeting*

June 16, 2021

10:00 AM (Pacific Time)

Farris LLP
25th Floor, 700 West Georgia Street
Vancouver, British Columbia
www.virtualshareholdermeeting.com/PLM2021

*Please check the meeting materials for any special requirements for meeting attendance. If you are attending the meeting in person, you will need to request a ballot to vote these shares.

V1

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of Directors To elect seven directors 1a. Jonathan Cherry	For
1b. Dr. David Dreisinger	For
1c. David J. Fermo	For
1d. Alan R. Hodnik	For
1e. Roberto Huby	For
1f. Nathan Bullock	For
1g. Stephen Rowland	For
2. Appointment of Auditors Appointment of Deloitte & Touche LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	For
3. Re-approval of the Company's Omnibus Share Compensation Plan Re-approve the Company's Amended Omnibus Share Compensation Plan as approved by shareholders in 2007 and as amended, restated, and confirmed from time to time, most recently by shareholders in 2018, and as more particularly set out in the Information Circular.	For

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

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